-FOR IMMEDIATE RELEASE-

ELRON TO REPORT SECOND QUARTER FINANCIAL
RESULTS ON AUGUST 13

Tel Aviv, August 6, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it will be releasing its second quarter 2006 financial results on August 13th, 2006.

Elron will also be hosting a conference call on Monday, August 14th at 10:00am EDT. On the call, Mr. Doron Birger, President and CEO and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1 866 229 7198
In the UK: 0 800 917 5108
In Israel: 03 918 0600
International Participants: +972 3 918 0600

For your convenience, a replay of the call will be available starting two hours after the call ends until Wednesday, August 16th, 2006. To access the replay please dial: (US) 1 866 276 1485, (UK) 0 800 917 4256 or (International) +972 3 925 5942.

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Company Contact:	Investor Relations Contact:

Rinat Remler	GK Investor Relations

Elron Electronic Industries Ltd.	Ehud Helft (Ehud@gkir.com)

Tel. 972-3-6075555	Kenny Green (Kenny@gkir.com)
rinat@elron.net	+1 866 704 6710

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)